Exhibit 99.2

Ur-Energy Inc.
( an Exploration Stage Company)

Amended Audited Consolidated Financial Statements

December 31, 2009

(expressed in Canadian dollars)

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

Auditors’ Report
To the Shareholders of Ur-Energy Inc.

We have audited the consolidated balance sheets of Ur-Energy Inc. (the “Company”) as at December 31, 2009 and 2008 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for the three years ended December 31, 2009, 2008 and 2007 and the cumulative period from March 22, 2004 to December 31, 2009.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years ended December 31, 2009, 2008 and 2007 and the cumulative period from March 22, 2004 to December 31, 2009 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Vancouver, Canada
March 5, 2010

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, or, as the context requires, the PricewaterhouseCoopers global network or other member firms of the network, each of which is a separate legal entity.

Ur-Energy Inc.
( an Exploration Stage Company)
Consolidated Balance Sheet

(expressed in Canadian dollars)

	December 31, 2009	December 31, 2008
	$	$

Assets

Current assets
Cash and cash equivalents (note 3)	32,457,323	25,799,735
Short-term investments (note 3)	10,932,101	39,174,200
Marketable securities	29,250	7,500
Amounts receivable	19,509	132,710
Prepaid expenses	101,653	77,777

	43,539,836	65,191,922

Bonding and other deposits (note 4)	2,920,835	2,578,825
Mineral properties (note 5)	29,733,296	31,808,821
Capital assets (note 6)	2,739,121	1,954,397
Equity investments (note 7)	2,769,117	-

	38,162,369	36,342,043

	81,702,205	101,533,965

Liabilities and shareholders' equity

Current liabilities
Accounts payable and accrued liabilities	1,046,963	2,265,058

Future income tax liability (note 10)	-	478,000
Asset retirement obligation (note 8)	503,712	513,576

	1,550,675	3,256,634

Shareholders' equity (note 9)
Capital stock	144,053,337	144,396,460
Contributed surplus	13,671,699	12,721,559
Deficit	(77,573,506)	(58,840,688)

	80,151,530	98,277,331

	81,702,205	101,533,965

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board of Directors

(signed) /s/ Jeffery T. Klenda, Director	(signed) /s/ Thomas Parker, Director

Ur-Energy Inc.
( an Exploration Stage Company)
Consolidated Statements of Operations, Comprehensive Loss and Deficit

(expressed in Canadian dollars)

				Cumulative
				from
	Year	Year	Year	March 22, 2004
	Ended	Ended	Ended	Through
	December 31,	December 31,	December 31,	December 31,
	2009	2008	2007	2009
	$	$	$	$

Expenses
General and administrative	5,430,480	6,904,564	7,305,315	27,353,529
Exploration and evaluation	4,944,227	9,922,798	15,654,041	44,726,780
Development	6,931,303	8,854,536	-	15,785,839
Write-off of mineral properties	102,439	285,813	-	422,084

	(17,408,449)	(25,967,711)	(22,959,356)	(88,288,232)

Interest income	890,915	2,494,445	2,816,398	6,969,354
Loss on equity investments (note 7)	(17,855)	-	-	(17,855)
Foreign exchange gain (loss)	(3,506,111)	5,656,319	(806,420)	2,062,128
Other income (loss) (note 5)	940,237	(36,638)	-	903,599

Loss before income taxes	(19,101,263)	(17,853,585)	(20,949,378)	(78,371,006)

Recovery of future income taxes (note 10)	368,445	-	429,055	797,500

Net loss and comprehensive loss for the period	(18,732,818)	(17,853,585)	(20,520,323)	(77,573,506)

Deficit - Beginning of period	(58,840,688)	(40,987,103)	(20,466,780)	-

Deficit - End of period	(77,573,506)	(58,840,688)	(40,987,103)	(77,573,506)

Weighted average number of common shares outstanding:
Basic and diluted	93,857,257	92,996,339	85,564,480

Loss per common share:
Basic and diluted	(0.20)	(0.19)	(0.24)

The accompanying notes are an integral part of these consolidated financial statements

Ur-Energy Inc.
( an Exploration Stage Company)
Consolidated Statements of Cash Flow

(expressed in Canadian dollars)

				Cumulative
				from
	Year	Year	Year	March 22, 2004
	Ended	Ended	Ended	Through
	December 31,	December 31,	December 31,	December 31,
	2009	2008	2007	2009
	$	$	$	$
Cash provided by (used in)
Operating activities
Net loss for the period	(18,732,818)	(17,853,585)	(20,520,323)	(77,573,506)
Items not affecting cash:
Stock based compensation	950,874	4,567,206	6,138,922	15,713,071
Amortization of capital assets	526,551	515,138	76,069	1,152,615
Provision for reclamation	75,526	260,924	181,672	518,122
Write-off of mineral properties	102,439	285,813	-	422,084
Foreign exchange loss (gain)	3,506,180	(5,656,319)	806,420	(2,062,059)
Gain on sale of assets	(1,073,635)	(5,361)	-	(1,078,996)
Non-cash exploration costs (credits)	(907,055)	-	(87,389)	1,819,225
Other loss (income)	(13,250)	51,998	(37,000)	1,748
Future income taxes	(368,445)	-	(429,055)	(797,500)
Change in non-cash working capital items:
Amounts receivable	107,230	760,809	(795,998)	(8,335)
Prepaid expenses	(46,734)	557	86,755	(107,665)
Accounts payable and accrued liabilities	(1,090,163)	535,491	796,375	877,952
	(16,963,300)	(16,537,329)	(13,783,552)	(61,123,244)

Investing activities
Mineral property costs	(497,761)	(874,762)	(1,400,202)	(10,958,573)
Purchase of short-term investments	(37,206,445)	(64,851,470)	(49,999,021)	(164,886,936)
Sale of short-term investments	64,971,242	77,781,918	-	155,593,160
Decrease (increase) in bonding and other deposits	(879,758)	(602,778)	(1,342,425)	(2,991,112)
Payments from venture partner	146,806	-	-	146,806
Proceeds from sale of data base and capital assets	1,082,956	26,344	-	1,109,300
Purchase of capital assets	(1,317,221)	(1,586,784)	(784,895)	(3,876,073)
	26,299,819	9,892,468	(53,526,543)	(25,863,428)

Financing activities
Issuance of common shares and warrants for cash	-	2,750,000	77,744,735	122,668,053
Share issue costs	-	(115,314)	(246,119)	(2,569,025)
Proceeds from exercise of warrants and stock options	1,393	90,000	1,334,547	18,569,324
Payment of New Frontiers obligation	-	-	(11,955,375)	(17,565,125)
	1,393	2,724,686	66,877,788	121,103,227

Effects of foreign exchange rate changes on cash	(2,680,324)	3,407,153	(1,982,760)	(1,659,232)

Net change in cash and cash equivalents	6,657,588	(513,022)	(2,415,067)	32,457,323
Beginning cash and cash equivalents	25,799,735	26,312,757	28,727,824	-
Ending cash and cash equivalents	32,457,323	25,799,735	26,312,757	32,457,323
Non-cash financing and investing activities:
Common shares issued for properties	452,250	-	712,500

The accompanying notes are an integral part of these consolidated financial statements

Ur-Energy Inc.
( an Exploration Stage Company)
Notes to Amended Audited Consolidated Financial Statements
December 31, 2009

(expressed in Canadian dollars)

1.	Nature of operations

Ur-Energy Inc. (the "Company") is an exploration stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of uranium mineral properties in Canada and the United States.  Due to the nature of the uranium mining methods to be used by the Company on the Lost Creek property, and the definition of “mineral reserves” under NI 43-101, which uses the CIM Definition Standards, the Company has not determined whether the properties contain mineral reserves.  However, the Company’s April 2008 “NI 43-101 Preliminary Assessment for the Lost Creek Project Sweetwater County, Wyoming” outlines the economic viability of the Lost Creek project, which is currently in the permitting process with state and federal regulators.  The recoverability of amounts recorded for mineral properties is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain the necessary financing to develop the properties and upon attaining future profitable production from the properties or sufficient proceeds from disposition of the properties.

2.	Significant accounting policies

Basis of presentation

Ur-Energy Inc. was incorporated on March 22, 2004 under the laws of the Province of Ontario.  The Company continued under the Canada Business Corporations Act on August 8, 2006.  These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include all of the assets, liabilities and expenses of the Company and its wholly-owned subsidiaries Ur-Energy USA Inc., NFU Wyoming, LLC, Lost Creek ISR, LLC, NFUR Bootheel, LLC, Hauber Project LLC, NFUR Hauber, LLC, ISL Resources Corporation, ISL Wyoming, Inc. and CBM-Energy Inc.  All inter-company balances and transactions have been eliminated upon consolidation.  Ur-Energy Inc. and its wholly-owned subsidiaries are collectively referred to herein as the “Company”.  The significant measurement differences between Canadian generally accepted accounting principles and those that would be applied under United States generally accepted accounting principles (“US GAAP”) as they affect the Company are disclosed in Note 15.

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant estimates management makes in the preparation of these financial statements relate to potential impairment in the carrying value of the Company’s mineral properties and the fair value of stock based compensation.  Actual results could differ from those estimates.

Cash and cash equivalents

Cash equivalents are investments in guaranteed investment certificates, certificates of deposit and money market accounts which have a term to maturity at the time of purchase of ninety days or less and which are readily convertible into cash.

Short-term investments

Short-term investments are comprised of guaranteed investment certificates and certificates of deposit which have a term to maturity at the time of purchase in excess of ninety days and less than one year.  These investments are readily convertible into cash.

Bonding deposits

Bonding deposits are provided to support reclamation obligations on United States properties.  Deposit amounts are invested in certificates of deposit held at United States financial institutions.

Mineral properties

Acquisition costs of mineral properties are capitalized. When production is attained, these costs will be amortized on the unit-of-production method based upon estimated recoverable resource of the mineral property.  If properties are abandoned or sold, they are written off. If properties are considered to be impaired in value, the costs of the properties are written down to their estimated fair value at that time.

Ur-Energy Inc.
( an Exploration Stage Company)
Notes to Amended Audited Consolidated Financial Statements
December 31, 2009

(expressed in Canadian dollars)

Exploration costs
Exploration, evaluation and development expenditures, including annual exploration lease and maintenance fees, are charged to earnings as incurred until a mineral property becomes commercially mineable.

Management considers that a mineral property is commercially mineable when it can be legally mined, as indicated by the receipt of key permits.  Development expenditures incurred subsequent to the receipt of key permits are capitalized and amortized on the unit-of-production method based upon the estimated recoverable resource of the mineral property.

The Company capitalizes the direct costs associated with the acquisition of mineral properties and capital assets.

Capital assets

Capital assets are initially recorded at cost and are then amortized using the declining balance method at the following annual rates:  computers at 30%, software at 50%, office furniture at 20%, field vehicles at 30%, and field equipment at 30%.  Capitalized pre-construction costs consist of design and engineering costs for the construction of the processing facility as well as deposits on equipment with long lead times.  The costs will not be amortized until the facility is complete and production has begun at which time it will be amortized over the life of the facility.

Equity Investments

Investments in which the Company has a significant influence or owns between 20% and 50% are accounted for using the equity method, whereby the Company records its proportionate share of the investee’s income or loss.

Financing costs

Financing costs, including interest, are capitalized when they arise from indebtedness incurred, directly or indirectly, to finance mineral property acquisitions or construction activities on properties that are not yet subject to depreciation or depletion. Once commercial production is achieved, financing costs are charged against earnings.

Impairment of long-lived assets

The Company assesses the possibility of impairment in the net carrying value of its long-lived assets when events or circumstances indicate that the carrying amounts of the asset or asset group may not be recoverable. Management calculates the estimated undiscounted future net cash flows relating to the asset or asset group using estimated future prices, recoverable indicated resources and other mineral resources, and operating, capital and reclamation costs. When the carrying value of an asset exceeds the related undiscounted cash flows, the asset is written down to its estimated fair value, which is determined using discounted future cash flows or other measures of fair value. Management’s estimates of mineral prices, mineral resources, foreign exchange, production levels and operating capital and reclamation costs are subject to risk and uncertainties that may affect the determination of the recoverability of the long-lived asset. It is possible that material changes could occur that may adversely affect management’s estimates.

Asset retirement obligation

An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle.  The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred when a reasonable estimate of fair value can be made.  Accretion charges to the asset retirement obligation are charged to the related exploration project.  The retirement obligations recorded relate entirely to exploration and development drill holes, related monitor wells and site disturbance on the Company's Wyoming properties and are being expensed currently as a cost of exploration and development.

Ur-Energy Inc.
( an Exploration Stage Company)
Notes to Amended Audited Consolidated Financial Statements
December 31, 2009

(expressed in Canadian dollars)

Stock-based compensation

All stock-based compensation payments made to employees and non-employees are accounted for in the financial statements. Stock-based compensation cost is measured at the grant date based on the fair value of the reward and is recognized over the related service period.  Stock-based compensation cost is charged to general and administrative expense, or exploration, evaluation and development projects on the same bases as other compensation costs.

Flow-through shares

The Company has financed a portion of its Canadian exploration and development activities through the issuance of flow-through shares.  Under the terms of the flow-through share agreements, the tax benefits of the related expenditures are renounced to subscribers.  To recognize the foregone tax benefits to the Company, the carrying value of the shares issued is reduced by the tax effect of the tax benefits renounced to subscribers.  Recognition of the foregone tax benefit is recorded at the time of the renouncement provided there is reasonable assurance that the expenditures will be incurred.

Foreign currency translation

The functional currency of the Company is the Canadian dollar.  Monetary assets and liabilities denominated in currencies other than the Canadian dollar are translated using the exchange rate in effect at the balance sheet date.  Non-monetary assets and liabilities denominated in foreign currencies are translated at the average rates of exchange in effect for the month the assets were acquired or obligations incurred.  Expenses are translated at the average exchange rates in effect for the month the transaction is entered into.  Translation gains or losses are included in the determination of income or loss in the statement of operations in the period in which they arise.

Income taxes

The Company accounts for income taxes under the asset and liability method which requires the recognition of future income tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities.  The Company provides a valuation allowance on net future tax assets unless it is more likely than not that such assets will be realized.

Loss per common share

Basic loss per common share is calculated based upon the weighted average number of common shares outstanding during the period.  The diluted loss per common share, which is calculated using the treasury stock method, is equal to the basic loss per common share due to the anti-dilutive effect of stock options and share purchase warrants outstanding.

Classification of financial instruments

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, amounts receivable, bonding and other deposits and accounts payable and accrued liabilities.  The Company has made the following classifications for these financial instruments:

•	Cash and cash equivalents are classified as “held for trading” and are measured at fair value at the end of each period with any resulting gains and losses recognized in operations.
•
Short term investments are classified as “held-to-maturity” and carried at cost plus accrued interest using the effective interest rate method, with interest income and exchange gains and losses included in operations.

•	Marketable securities are classified as “held for trading” and are measured at fair value at the end of each period with any resulting gains and losses recognized in operations.
•
Amounts receivable, bonding and other deposits are classified as “Loans and receivables” and are recorded at amortized cost.  Interest income is recorded using the effective interest rate method and is included in income for the period.

•	Accounts payable and accrued liabilities are classified as “Other financial liabilities” and are measured at amortized cost.

Ur-Energy Inc.
( an Exploration Stage Company)
Notes to Amended Audited Consolidated Financial Statements
December 31, 2009

(expressed in Canadian dollars)

Adoption of new accounting pronouncement

Sections 3064 – Goodwill and Intangible Assets

Effective January 1, 2009, the Company adopted CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred.  The adoption of this standard did not have a material impact on the consolidated financial statements.

EIC 173 – Financial Instruments

In January 2009, the Emerging Issues Committee issued EIC-173 clarifying CICA Handbook Section 3855 “Financial Instruments – Recognition and Measurement”. The EIC determined that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. The Company adopted EIC-173 effective January 1, 2009.  Adoption of EIC-173 did not have a material effect on the consolidated financial statements.

3.	Cash and cash equivalents and short-term investments

The Company’s cash and cash equivalents are composed of:

	As at	As at
	December 31,	December 31,
	2009	2008
	$	$

Cash on deposit at banks	308,918	392,170
Guaranteed investment certificates	287,500	9,087,500
Money market funds	25,564,505	1,031,882
Certificates of deposit	6,296,400	15,288,183

	32,457,323	25,799,735

The Company’s cash and cash equivalents of $32.5 million and short-term investments of $10.9 million consist of Canadian dollar and US dollar denominated deposit accounts, guaranteed investment certificates, money market funds and certificates of deposits.  They bear interest at annual rates ranging from 0.25% to 2.25% and mature at various dates up to December 15, 2010.  The instruments with initial maturity over ninety days have been classified as short-term investments.

These instruments are maintained at financial institutions in Canada and the United States.  Of the amount held on deposit, approximately $7.2 million is covered by either the Canada Deposit Insurance Corporation or the Federal Deposit Insurance Corporation.  Another $1.3 million is guaranteed by a Canadian provincial government leaving approximately $34.9 million at risk should the financial institutions with which these amounts are invested be rendered insolvent.  As at December 31, 2009, the Company does not consider any of its financial assets to be impaired.

4.	Bonding and other deposits

Bonding and other deposits include $2,920,835 (December 31, 2008 – $2,578,825) of reclamation bonds deposited with United States financial institutions as collateral to cover potential costs of reclamation related to properties. Bonding deposits are refundable, once the reclamation is complete.

Ur-Energy Inc.
( an Exploration Stage Company)
Notes to Amended Audited Consolidated Financial Statements
December 31, 2009

(expressed in Canadian dollars)

5.	Mineral properties

	Canada	USA		Total

	Canadian	Lost Creek/	Other US
	Properties	Lost Soldier	Properties
	$	$	$	$

Balance, January 1, 2007	535,570	24,235,967	6,460,835	31,232,372

Acquisition costs	-	3,593	(11,341)	(7,748)
Staking, claim and other costs	81,590	77,156	711,264	870,010
Property write-offs	-	-	(285,813)	(285,813)

Balance, December 31, 2008	617,160	24,316,716	6,874,945	31,808,821

Acquisition costs	-	-	402,134	402,134
Staking and claim costs	(29,932)	7,940	419,322	397,330
Property write-offs	(63,561)	-	(38,936)	(102,497)
Assets sold	-	-	(3,375)	(3,375)
Property reclassified as investment (note 7)	-	-	(2,769,117)	(2,769,117)

Balance, December 31, 2009	523,667	24,324,656	4,884,973	29,733,296

Canada

The Company's Canadian properties include Screech Lake and Gravel Hill, which are located in the Thelon Basin, Northwest Territories and Bugs, which is located in the Kivalliq region of the Baker Lake Basin, Nunavut.  During the year ended December 31, 2009, the Company wrote off mineral property costs associated with the Eyeberry claims.

United States

Lost Creek and Lost Soldier

The Company acquired certain of its Wyoming properties when Ur-Energy USA entered into the Membership Interest Purchase Agreement (“MIPA”) with New Frontiers Uranium, LLC effective June 30, 2005.  Under the terms of the MIPA, the Company purchased 100% of the issued and outstanding membership interests in NFU Wyoming, LLC.  Assets acquired in this transaction include the Lost Creek and Lost Soldier projects, and a development database.  The 100% interest in NFU Wyoming was purchased for an aggregate consideration of $24,515,832 (US$20,000,000) plus capitalized interest.

A royalty on future production of 1.67% is in place with respect to 20 claims comprising a small portion of the Lost Creek project claims.

Other US Properties

The Company’s other US properties include EN, LC North and LC South, and RS, which are located in Wyoming, as well as other exploration properties.

In January 2009, the Company entered into certain agreements for the transfer of certain mineral claims, royalties and other property rights for an aggregate consideration of 650,000 common shares and US$64,000.

During the second quarter of 2009, the Company wrote-off its Muggins Mountain claims in Arizona.

In the third quarter of 2009, the other member of The Bootheel Project, LLC (the “Project”) completed its earn-in requirement resulting in a reduction in the Company’s interest to 25%. As a result, the Company’s interest in the Project is now reflected as an Investment (See Note 7).

Ur-Energy Inc.
( an Exploration Stage Company)
Notes to Amended Audited Consolidated Financial Statements
December 31, 2009

(expressed in Canadian dollars)

On August 25, 2009, the Company sold its database of geologic information related to its Moorcroft project in Wyoming for US$1.0 million and a 1% royalty on future production from a broad-ranging project area in the Eastern Powder River Basin of Wyoming.  As the project is still in exploration and evaluation, management of the Company does not have enough information to determine if any royalties will ever be paid and therefore is not attributing any value to those royalties. The gain of $1,079,475 on this sale is reported in Other Income in the Statement of Operations.

On August 26, 2009, the Company entered into an agreement to acquire 141 mining claims that have become part of the LC South Project.  The Company paid the annual claim maintenance fees in August 2009 and the agreement closed on September 2, 2009 with the issuance of 45,000 common shares and the transfer of title.

Impairment testing

As a part of their annual mineral property analysis, management reviewed all of its significant mineral properties for potential impairment as at December 31, 2009.

For the Company’s Lost Creek property, management reviewed the calculations done as of December 31, 2008 and determined that despite a slight decline in the future prices of uranium, the underlying costs, assumptions and time lines had not changed significantly and therefore no impairment existed as of December 31, 2009.  Management calculated the future net cash flows using estimated future prices, indicated resources, and estimated operating, capital and reclamation costs.

Other than for those properties written off during the year, management did not identify impairment indicators for any of its mineral properties.

6.	Capital assets

	December 31, 2009			December 31, 2008
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
	$	$	$	$	$	$

Light vehicles	661,743	345,993	315,750	656,184	215,238	440,946
Heavy mobile equipment	473,336	209,197	264,139	424,559	103,903	320,656
Machinery and equipment	791,252	398,435	392,817	780,085	232,390	547,695
Furniture and fixtures	221,867	78,561	143,306	189,987	48,829	141,158
Computer equipment	202,117	93,504	108,613	178,633	66,672	111,961
Software	170,528	102,438	68,090	125,411	56,523	68,888
Pre-construction costs	1,446,406	-	1,446,406	323,093	-	323,093

	3,967,249	1,228,128	2,739,121	2,677,952	723,555	1,954,397

Ur-Energy Inc.
( an Exploration Stage Company)
Notes to Amended Audited Consolidated Financial Statements
December 31, 2009

(expressed in Canadian dollars)

7.	Equity investments

In the third quarter of 2009, the other member of The Bootheel Project, LLC (the “Project”) completed its earn-in requirement by spending US$3.0 million and now has a 75% interest in the Project with the Company retaining the other 25%.  From the date of the earn-in, the other member is now required to fund 75% of the Project’s expenditures and the Company the remaining 25%. As the Company is no longer the controlling member of the Project, the Project is now accounted for using the equity accounting method with the Company’s proportionate share of the Project’s loss included in the Statement of Operations from the date of earn-in and the Company’s net investment reflected on the Balance Sheet.

8.	Asset retirement obligation

The Company has recorded $503,712 for asset retirement obligations (December 31, 2008 – $513,576) which represents an estimate of costs that would be incurred to remediate the exploration and development properties.  The retirement obligations recorded relate entirely to exploration and development drill holes, related monitor wells and site disturbance on the Company's Wyoming properties.

9.	Shareholders’ equity and capital stock

Authorized

The Company is authorized to issue an unlimited number of no-par common shares and an unlimited number of Class A preference shares with the rights, privileges and restrictions as determined by the Board of Directors at the time of issuance.

No class A preference shares have been issued

	Capital Stock		Contributed	Accumulated	Shareholders’
	Shares	Amount	Surplus	Deficit	Equity
	#	$	$	$	$

Balance, January 1, 2007	73,475,052	61,412,906	2,678,341	(20,466,780)	43,624,467

Common shares issued for cash, net of issue costs	17,431,000	77,503,307	-	-	77,503,307
Exercise of warrants	156,209	229,154	(72,341)	-	156,813
Exercise of compensation options	110,346	212,139	-	-	212,139
Exercise of stock options	774,000	1,553,528	(542,327)	-	1,011,201
Non-cash stock compensation	-	-	6,138,922	-	6,138,922
Common shares issued for properties	225,000	712,500	-	-	712,500
Net loss and comprehensive loss	-	-	-	(20,520,323)	(20,520,323)

Balance, December 31, 2007	92,171,607	141,623,534	8,202,595	(40,987,103)	108,839,026

Common shares issued for cash, net of issue costs	1,000,000	2,634,686	-	-	2,634,686
Exercise of stock options	72,000	138,240	(48,240)	-	90,000
Non-cash stock compensation	-	-	4,567,204	-	4,567,204
Net loss and comprehensive loss	-	-	-	(17,853,585)	(17,853,585)

Balance, December 31, 2008	93,243,607	144,396,460	12,721,559	(58,840,688)	98,277,331

Common shares issued for properties	695,000	452,250	-	-	452,250
Exercise of stock options	1,961	2,127	(734)		1,393
Tax effect of renunciation of flow-through shares	-	(797,500)	-	-	(797,500)
Non-cash stock compensation	-	-	950,874	-	950,874
Net loss and comprehensive loss	-	-	-	(18,732,818)	(18,732,818)

Balance, December 31, 2009	93,940,568	144,053,337	13,671,699	(77,573,506)	80,151,530

Ur-Energy Inc.
( an Exploration Stage Company)
Notes to Amended Audited Consolidated Financial Statements
December 31, 2009

(expressed in Canadian dollars)

Issuances

2007 issuances

On May 10, 2007, the Company completed a bought deal financing for the issuance of 17,431,000 common shares at a price of $4.75 per share for gross proceeds of $82,797,250.  Total direct share issue costs, including the underwriters' commissions were $5,293,943.

During September 2007, the Company issued 25,000 common shares with respect to the option agreement to acquire the Bugs property.  These common shares were valued at $71,500.  During December 2007, the Company issued the final installment of 50,000 common shares to complete its acquisition of a 100% interest in the Bugs property.  These common shares were valued at $171,500.

In September 2007, the Company issued 150,000 common shares pursuant to the terms of the Dalco Agreement to complete its 100% earn-in with respect to the Company's RS Project in Wyoming.  These common shares were valued at $469,500.

2008 issuances

On March 25, 2008, the Company completed a non-brokered private placement of 1,000,000 flow-through common shares at $2.75 per share raising gross proceeds of $2,750,000.  Total direct share issues costs were $115,314.

2009 issuances

In January 2009, the Company entered into certain agreements for the transfer of certain mineral claims, royalties and other property rights for an aggregate consideration of 650,000 common shares and US$64,000.

On August 26, 2009, the Company entered into an agreement to acquire 141 mining claims that have become part of the LC South Project.  The Company paid the annual claim maintenance fees in August 2009 and the agreement closed on September 2, 2009 with the issuance of 45,000 common shares and transfer of title.

During 2009, 1,961 common shares were issued pursuant to the exercise of stock options.

Stock options

On November 17, 2005, the Company’s Board of Directors approved the adoption of the Company's stock option plan (the “Plan”).  Eligible participants under the Plan include directors, officers and employees of the Company and consultants to the Company.  Under the terms of the Plan, options generally vest with Plan participants as follows: 10% at the date of grant; 22% four and one-half months after grant; 22% nine months after grant; 22% thirteen and one-half months after grant; and, the balance of 24% eighteen months after the date of grant.

Ur-Energy Inc.
( an Exploration Stage Company)
Notes to Amended Audited Consolidated Financial Statements
December 31, 2009

(expressed in Canadian dollars)

Activity with respect to stock options is summarized as follows:

		Weighted-
		average
	Options	exercise price
	#	$

Outstanding, January 1, 2007	5,406,000	1.69

Granted	3,667,500	4.44
Exercised	(774,000)	1.31
Forfeit	(288,800)	2.88

Outstanding, December 31, 2007	8,010,700	2.89

Granted	1,075,000	1.66
Exercised	(72,000)	1.25
Forfeit	(295,000)	2.50
Voluntarily returned	(2,490,000)	4.85

Outstanding, December 31, 2008	6,228,700	1.46

Granted	2,204,264	0.80
Exercised	(1,961)	0.71
Forfeit	(58,351)	2.07
Expired	(11,200)	1.65

Outstanding, December 31, 2009	8,361,452	1.28

Ur-Energy Inc.
( an Exploration Stage Company)
Notes to Amended Audited Consolidated Financial Statements
December 31, 2009

(expressed in Canadian dollars)

As at December 31, 2009, outstanding stock options are as follows:

		Weighted-		Weighted-
		average		average
Exercise		remaining		remaining
price	Number	contractual	Number	contractual
$	of options	life (years)	of options	life (years)	Expiry

1.25	2,440,800	0.9	2,440,800	0.9	November 17, 2010
2.01	75,000	1.2	75,000	1.2	March 25, 2011
2.35	1,450,000	1.3	1,450,000	1.3	April 21, 2011
2.75	379,200	1.7	379,200	1.7	September 26, 2011
4.75	45,000	2.4	45,000	2.4	May 15, 2012
3.67	200,000	2.5	200,000	2.5	July 15, 2012
3.00	437,500	2.6	437,500	2.6	August 9, 2012
3.16	50,000	2.7	50,000	2.7	September 17, 2012
2.98	50,000	2.8	50,000	2.8	October 5, 2012
4.07	30,000	2.9	30,000	2.9	November 7, 2012
2.11	25,000	3.2	25,000	3.2	March 19, 2013
1.65	978,800	3.4	978,800	3.4	May 8, 2013
1.72	25,000	3.6	19,000	3.6	August 6, 2013
0.71	983,507	4.1	534,162	4.1	February 9, 2014
0.64	75,000	4.2	40,500	4.2	March 11, 2014
0.90	1,116,645	4.7	112,881	4.7	September 2, 2014

1.65	8,361,452	2.4	6,867,843	1.9

During the year ended December 31, 2009, the Company recorded a total of $950,874 related to stock option compensation (2008 – $4,567,204).  This amount is included in shareholders’ equity as contributed surplus and is recorded as an expense.  The fair value of options granted during the years ended December 31, 2009 and 2008 was determined using the Black-Scholes option pricing model with the following assumptions:

	2009	2008	2007

Expected option life (years)	2.85 - 3.01	4.0	4.0
Expected volatility	82 - 83%	65%	63% - 67%
Risk-free interest rate	1.4 - 1.9%	3.0% - 3.4%	3.9% - 4.6%
Forfeiture rate	4.4 - 4.6%	-	-
Expected dividend rate	0%	0%	0%

Ur-Energy Inc.
( an Exploration Stage Company)
Notes to Amended Audited Consolidated Financial Statements
December 31, 2009

(expressed in Canadian dollars)

10.	Income taxes

Significant components of the Company’s future income tax assets and liabilities are as follows:

	Year	Year	Year
	ended	ended	ended
	December 31,	December 31,	December 31,
	2009	2008	2007
	$	$	$

Future income tax assets
Deferred tax assets	12,406,000	18,104,000	8,494,000
Net operating loss carry forwards	12,521,000	2,389,000	3,403,000
Less: valuation allowance	(24,927,000)	(20,493,000)	(11,897,000)

	-	-	-

Future income tax liabilities
Asset basis differences	-	(478,000)	(478,000)

Net deferred tax asset (future income tax liability)	-	(478,000)	(478,000)

Income tax loss carry forwards
Canadian Federal (expiring 2009 - 2029)	12,871,000
United States Federal (expiring 2015 - 2029)	26,643,000

Ur-Energy Inc.
( an Exploration Stage Company)
Notes to Amended Audited Consolidated Financial Statements
December 31, 2009

(expressed in Canadian dollars)

A reconciliation of the combined Canadian federal and provincial income tax rate with the Company’s effective tax rate is as follows:

	Year	Year	Year
	ended	ended	ended
	December 31,	December 31,	December 31,
	2009	2008	2007
	$	$	$

Loss before income taxes	(19,101,263)	(17,853,585)	(20,949,378)

Statutory rate	33.0%	33.5%	36.0%
Expected recovery of income tax	(6,303,349)	(5,980,951)	(7,541,776)
Effect of foreign tax rate differences	(604,323)	(731,366)	(400,099)
Non-deductable amounts	1,222,519	1,530,012	1,367,320
Effect of changes in future tax rates	766,407	(43,662)	390,200
Effect of change in foreign exchange rates	2,672,559	(3,370,258)	1,620,332
ISL change in basis	429,055	-	(430,119)
Effect of renouncement of flow through shares	(797,500)	-	-
Effect of non-deductible exploration expenditures	280,040
Change in valuation allowance	1,966,147	8,596,225	4,565,087

Recovery of future income taxes	(368,445)	-	(429,055)

11.	Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, amounts receivable, bonding and other deposits and accounts payable.  The Company is exposed to risks related to changes in foreign currency exchange rates, interest rates and management of cash and cash equivalents and short term investments.  See the table in Note 3 for the composition of the Company’s cash and cash equivalents.

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, short term investments and bonding deposits.  The Company’s cash equivalents and short-term investments consist of Canadian dollar and US dollar denominated guaranteed investment certificates and certificates of deposits.  They bear interest at annual rates ranging from 0.25% to 2.50% and mature at various dates up to December 15, 2010.  These instruments are maintained at financial institutions in Canada and the United States.  Of the amount held on deposit, approximately $7.2 million is covered by either the Canada Deposit Insurance Corporation or the Federal Deposit Insurance Corporation.  Another $1.3 million is guaranteed by a Canadian provincial government leaving approximately $34.9 million at risk should the financial institutions with which these amounts are invested cease trading.  As at December 31, 2009, the Company does not consider any of its financial assets to be impaired.

Ur-Energy Inc.
( an Exploration Stage Company)
Notes to Amended Audited Consolidated Financial Statements
December 31, 2009

(expressed in Canadian dollars)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through regular cash flow forecasting of cash requirements to fund exploration and development projects and operating costs.

As at December 31, 2009 the Company’s liabilities consisted of trade accounts payable of $1,046,963, all of which are due within normal trade terms of generally 30 to 60 days.

Market risk

Market risk is the risk to the Company of adverse financial impact due to changes in the fair value or future cash flows of financial instruments as a result of fluctuations in interest rates and foreign currency exchange rates.  Market risk arises as a result of the Company incurring a significant portion of its expenditures and a significant portion of its cash equivalents and short-term investments in United States dollars, and holding cash equivalents and short term investments which earn interest.

Interest rate risk
Financial instruments that expose the Company to interest rate risk are its cash equivalents and short term investments. The Company’s objectives for managing its cash and cash equivalents are to maintain sufficient funds on hand at all times to meet day to day requirements and to place any amounts which are considered in excess of day to day requirements on short-term deposit with the Company's financial institutions so that they earn interest. When placing amounts of cash and cash equivalents on short-term deposit, the Company only uses financial institutions studied by the Company for financial stability (measured by independent rating services and reviews of the entity’s financial statements, where appropriate) and approved by the Investment committee of the Board of Directors.

Currency risk
The Company incurs expenses and expenditures in Canada and the United States and is exposed to risk from changes in foreign currency rates. In addition, the Company holds financial assets and liabilities in Canadian and US dollars. The Company does not utilize any financial instruments or cash management policies to mitigate the risks arising from changes in foreign currency rates.

At December 31, 2009 the Company had cash and cash equivalents, short term investments and bonding deposits of approximately US$38.1 million (US$26.5 million as at December 31, 2008) and had accounts payable of US$0.8 million (US$1.7 million as at December 31, 2008) which were denominated in  US dollars.

Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact that a change in foreign exchange rates would have on the net loss of the Company, based on the Company’s net US$ denominated assets and liabilities at year end. This sensitivity analysis assumes that changes in market interest rates do not cause a change in foreign exchange rates.  This sensitivity analysis shows that a change of +/- 10% in US$ foreign exchange rate would have a +/- $3.9 million impact on net loss for the year ended December 31, 2009.  This impact is primarily as a result of the Company having year end cash and investment balances denominated in US dollars and US dollar denominated trade accounts payables.  The financial position of the Company may vary at the time that a change in exchange rates occurs causing the impact on the Company’s results to differ from that shown above.

The Company has also completed a sensitivity analysis to estimate the impact that a change in interest rates would have on the net loss of the Company. This sensitivity analysis assumes that changes in market foreign exchange rates do not cause a change in interest rates.  This sensitivity analysis shows that a change of +/- 100 basis points in interest rate would have a +/- $0.6 million impact on net loss for the year ended December 31, 2009.  This impact is primarily as a result of the Company having cash and short-term investments invested in interest bearing accounts.  The financial position of the Company may vary at the time that a change in interest rates occurs causing the impact on the Company’s results to differ from that shown above.

Ur-Energy Inc.
( an Exploration Stage Company)
Notes to Amended Audited Consolidated Financial Statements
December 31, 2009

(expressed in Canadian dollars)

12.	Segmented information

The Company’s operations comprise one reportable segment being the exploration and development of uranium resource properties.  The Company operates in Canada and the United States.  Capital assets segmented by geographic area are as follows:

	December 31, 2009
	Canada	United States	Total
	$	$	$

Bonding and other deposits	-	2,920,835	2,920,835
Mineral properties	523,667	29,209,629	29,733,296
Capital assets	2,181	2,736,940	2,739,121
Investments	-	2,769,117	2,769,117

	December 31, 2008
	Canada	United States	Total
	$	$	$

Bonding and other deposits	-	2,578,825	2,578,825
Mineral exploration properties	617,160	31,191,661	31,808,821
Capital assets	7,847	1,946,550	1,954,397

13.	Commitments

Under the terms of operating leases for office premises in Littleton, Colorado and in Casper, Wyoming the Company is committed to minimum annual lease payments as follows:

Lease Commitments:
Year ended December 31,	Amount
$
2010	288,082
2011	156,607
2012	96,409
2013	-
2014 and thereafter	-

541,098

Although construction of the Lost Creek plant will not begin until receipt of the necessary permits, requests for quotations for all major process equipment at the Lost Creek project were prepared and solicited from vendors and contractors.  Bids are currently being evaluated and procurement will be ongoing throughout 2010.

Purchase orders for long lead time equipment for the Lost Creek plant have been issued.  The following table summarizes those commitments at the current exchange rate.

	US$	Cdn$
Purchase orders issued	1,643,191	1,724,365
Less payments made	(861,370)	(903,922)

Balance of purchase order commitments	781,821	820,443

14.	Capital structure

The Company’s capital structure is comprised of Shareholders’ Equity.  When managing its capital structure, the Company’s objectives are to i) preserve the Company’s access to capital markets and its ability to meet its financial obligations, and ii) finance its exploration and development activities.

The Company monitors its capital structure using future forecasts of cash flows, particularly those related to its exploration and development programs.

Ur-Energy Inc.
( an Exploration Stage Company)
Notes to Amended Audited Consolidated Financial Statements
December 31, 2009

(expressed in Canadian dollars)

The Company manages its capital structure and makes adjustments to it to maintain flexibility while achieving the objectives stated above.  To manage the capital structure, the Company may adjust its exploration and development programs, operating expenditure plans, or issue new shares.  The Company’s capital management objectives have remained unchanged over the periods presented.

The Company is not subject to any externally imposed capital requirements.

15.	Differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States generally accepted accounting principles (“US GAAP”).  Had the Company followed US GAAP, certain items on the consolidated balance sheets, consolidated statements of operations and deficit, and consolidated statements of cash flow would have been reported as follows:

Consolidated balance sheets	As at	As at
	December 31,	December 31,
	2009	2008
	$	$

Total assets

Total assets under Canadian GAAP	81,702,205	101,533,965
Adjustments made under US GAAP:
Adjustment for New Frontiers settlement (a)	2,016,156	2,016,156

Total assets under US GAAP	83,718,361	103,550,121

Total liabilities and shareholders' equity

Total liabilities under Canadian GAAP	1,550,675	3,256,634
Adjustments made under US GAAP:
Deferred tax adjustment ( c)	-	(478,000)
Flow-through share premium liability (b)	-	830,000

Total liabilities under US GAAP	1,550,675	3,608,634

Total shareholders’ equity under Canadian GAAP	80,151,530	98,277,331
Adjustments made under US GAAP:
Prior year income adjustments
Gain on settlement of New Frontiers obligation (a)	2,016,156	2,016,156
Deferred tax adjustment ( c)	-	478,000
Flow-through share premium liability (b)	-	(830,000)

Total shareholders’ equity under US GAAP	82,167,686	99,941,487

Total liabilities and shareholders' equity under US GAAP	83,718,361	103,550,121

Ur-Energy Inc.
( an Exploration Stage Company)
Notes to Amended Audited Consolidated Financial Statements
December 31, 2009

(expressed in Canadian dollars)

Consolidated statements of operations and comprehensive loss	Year ended December 31, 2009	Year ended December 31, 2008	Year ended December 31, 2007	Cumulative from March 22, 2004 Through December 31, 2009
	$	$	$	$
Net loss

Net loss under Canadian GAAP	(18,732,818)	(17,853,585)	(20,520,323)	(77,573,506)
Adjustments made under US GAAP:
Gain on settlement of New Frontiers obligation (a)	-	-	2,016,156	2,016,156
Deferred tax adjustment ( c)	(478,000)	-	(429,500)	-
Income tax adjustment on renouncement of flow through shares (b)	32,500	-	-	(1,093,040)

Net loss under US GAAP, being comprehensive loss	(19,178,318)	(17,853,585)	(18,933,667)	(76,650,390)

Basic and diluted loss per share under US GAAP	(0.20)	(0.19)	(0.22)

				Cumulative
				from
	Year	Year	Year	March 22, 2004
	ended	ended	ended	Through
	December 31,	December 31,	December 31,	December 31,
Consolidated statements of cash flow	2009	2008	2007	2009
	$	$	$	$
Operating activities
Cash flows used in operating activities under Canadian & US GAAP	(16,963,300)	(16,537,329)	(13,783,552)	(61,123,244)

Investing activities
Cash flows provided by (used in ) investing activities under Canadian GAAP	26,299,819	9,892,468	(53,526,543)	(25,863,428)
Adjustments made under US GAAP:
Flow-through cash categorized as restricted cash (b)	848,607	(848,607)	2,653,315	-

Cash flows used in investing activities under US GAAP	27,148,426	9,043,861	(50,873,228)	(25,863,428)

Financing activities
Cash flows used in operating activities under Canadian & US GAAP	1,393	2,724,686	66,877,788	121,103,227

Ending cash and cash equivalents under US GAAP	32,457,323	24,951,128	26,312,757	32,457,323

Ur-Energy Inc.
( an Exploration Stage Company)
Notes to Amended Audited Consolidated Financial Statements
December 31, 2009

(expressed in Canadian dollars)

(a) Settlement of New Frontiers obligation

The early extinguishment by the Company of its debt obligation to New Frontiers resulted in the Company not having to pay interest that had previously be accrued and recorded as an increase in the cost of the Company’s Lost Creek and Lost Soldier properties.  Under Canadian GAAP, the interest adjustment was recorded as a reduction in the carrying value of the mineral properties.  Under US GAAP, the accrued but unpaid interest was recorded as a gain and included in income.  Consequently, the carrying value of the properties under US GAAP is higher than that recorded under Canadian GAAP.

(b) Flow-through shares

Under Canadian income tax legislation, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. Under Canadian GAAP, the Company has recorded the full amount of the proceeds received on issuance as capital stock.  Upon renouncing the income tax deductions, capital stock is reduced by the amount of the future income tax benefits recognized.

For US GAAP, the proceeds on issuance of the flow-through shares are allocated between the offering of the shares and the sale of the tax benefit when the shares are issued.  The premium paid by the investor in excess of the fair value of non flow-through shares is recognized as a liability at the time the shares are issued and the fair value of non flow-through shares is recorded as capital stock.  Upon renouncing the income tax deductions, the premium liability is re-characterized as deferred income taxes and the difference between the full deferred income tax liability related to the renounced tax deductions and the premium previously recognized is recorded as an income tax expense or benefit.

Also, notwithstanding whether there is a specific requirement to segregate the funds, the flow-through funds which were unexpended at the consolidated balance sheet dates are considered to be restricted and are not considered to be cash and cash equivalents under US GAAP.  As at December 31, 2009, there were no unexpended flow-through cash funds (December 31, 2008 - $848,607).

(c) Deferred tax adjustment

Under Canadian GAAP, the Company reported a difference in accounting and Canadian tax basis related to an asset acquired in 2004 and therefore a deferred tax liability was recognized under Canadian GAAP.  Under U.S. GAAP, there was no difference between the book and tax basis so there is was no corresponding deferred tax liability.  The carrying value of the asset under Canadian GAAP was subsequently written off, so there is no longer any difference between Canadian and US GAAP for this item.

 (d) Impact of recent United States accounting pronouncements

In June 2009, the Financial Accounting Standards Board, or FASB, released The FASB Accounting Standards Codification. The FASB Accounting Standards Codification (or Codification) will become the source of authoritative U.S. generally accepted accounting principles recognized by the FASB to be applied to nongovernmental entities. The Codification will supersede all then-existing non-SEC accounting and reporting standards. SFAS No. 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. Adoption is not expected to result in any material changes to our consolidated financial statements.

In January 2010, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update 2010-02 Accounting and Reporting for Decreases in Ownership of a Subsidiary; a Scope Clarification. The Update addresses the scope of the existing guidance in Section 810.10 and expands the disclosure guidelines related to a deconsolidation or derecognition as a result of a decrease in ownership. The Update is effective retrospectively to January 1, 2009 which is when the Company adopted SFAS 160.

In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements” (“FAS 157”).  FAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. It does not require new fair value measurements where fair value is already the relevant measurement attribute. In November 2007, FASB agreed to a one-year deferral associated with the effective date for nonfinancial assets and liabilities that are recognized or disclosed at fair value on a nonrecurring basis.  The Company adopted the applicable portions of FAS 157 effective January 1, 2008 and adopted the requirements of FAS 157 for fair value measurements of financial and nonfinancial assets and liabilities not valued on a recurring basis effective from 1 January 2009. The adoption did not result in any impact on the financial statements.

In December 2007, FASB issued FAS No. 141(R), “Business Combinations” (“FAS 141(R)”), which applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date.  FAS 141(R) establishes principles and requirements for how the acquirer: i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree; ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company adopted FAS 141(R) effective from 1 January 2009. The adoption did not have any impact on the consolidated financial statements.